SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. __

                                   ECASH, INC.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    27875H206
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                                 (CUSIP Number)

                              David Selengut, Esq.
                         Ellenoff Grossman & Schole LLP
                              370 Lexington Avenue
                            New York, New York 10017
                                  212-370-1300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 26, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 27875H206
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      1)     Name of Reporting Persons: Richard Schaefer
             I.R.S. Identification Nos. of Above Persons (entities only)

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      2)     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]
             (b) [ ]

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      3)     SEC Use Only

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      4)     Source of Funds (See Instructions)
             PF

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      5)      Check if Disclosure of Legal Proceedings is Required Pursuant To
              Items 2(d) or 2(e) |_|

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      6)     Citizenship Or Place Of Organization
             United States of America

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                                  (7)   Sole Voting Power
                                        20,000,000

                               -------------------------------------------------

          Number of               (8)   Shared Voting Power
           Shares                       0
        Beneficially
            Owned              -------------------------------------------------
           By Each
          Reporting               (9)   Sole Dispositive Power
         Person With                    20,000,000

                               ------------------------------------------------

                                  (10)  Shared Dispositive Power
                                        0
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      11)    Aggregate Amount Beneficially Owned by Each Reporting Person
             20,000,000

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      12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions) |_|

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      13)    Percent of Class Represented by Amount in Row (11) Approximately
             94.1%

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      14)    Type of Reporting Person
             IN

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

Item 1. Security and Issuer

      This Schedule 13D is filed on behalf of Richard Schaefer relating to the disposition of shares of common stock, par value $0.001 per share (the "Shares"), of ECash, Inc., a Delaware corporation ("ECash") on September 18, 2006. The address of the principal executive offices of the Issuer is 28 Baiting Place Road, Farmingdale, NY 11735.

Item 2

      (a)   Richard Schaefer

      (b)   28 Baiting Place Road, Farmingdale, NY 11735

      (c)   Director, President and CEO of ECash, Inc.

      (d) During the past five years, the reporting person has not been convicted in a criminal proceeding.

      (e) During the past five years, the reporting person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to any judgments, decrees, or final orders enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings of any violation with respect to such laws.

      (f)   United States of America

Item 3

The securities were acquired by the Reporting Person in connection with a merger between Avery Sports Turf, Inc. and E Cash, Inc. The terms of such merger and acquisition are contained in the Agreement and Plan of Organization, filed by the Issuer with the Commission in an 8-K on April 7, 2006 as Exhibit 10.1.

Item 4

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

The securities were acquired by the Reporting Person in connection with a merger between Avery Sports Turf, Inc. and E Cash, Inc. The terms of such merger and acquisition are contained in the Agreement and Plan of Organization, filed by the Issuer with the Commission in an 8-K on April 7, 2006 as Exhibit 10.1.

Item 5. Interest in Securities of the Issuer

      (a), (b) The Reporting Person beneficially owns 20,000,000 Shares, or 94.1% of the outstanding shares of Common Stock entitled to vote. The Reporting Person has sole voting power of all the shares of Common Stock he beneficially owns.

      (c) On September 18, 2006, the Reporting Person acquired all 20,000,000 shares of Common Stock in the issuer that the Reporting Person currently owns, and such shares are the subject of this Schedule 13D filing.

      (d) Not applicable.

      (e) Not applicable.

Item 6

None.

Item 7

The securities were acquired by the Reporting Person in connection with a merger between Avery Sports Turf, Inc. and E Cash, Inc. The terms of such merger and acquisition are contained in the Agreement and Plan of Organization, filed with the Commission in an 8-K on April 7, 2006 as Exhibit 10.1.

Signature

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 26, 2006                 /s/ Richard Schaefer
                                        ----------------------
                                        Richard Schaefer